[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 27, 2012

VIA EDGAR AND BY HAND

Tim Buchmiller

Mary Beth Breslin

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Delcath Systems, Inc.

Registration Statement on Form S-3 (File No. 333-183675)

Dear Mr. Buchmiller and Ms. Breslin:

On behalf of Delcath Systems, Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on August 31, 2012.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter dated September 14, 2012. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Comments and each of the Company’s responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Fee Table

1.	We note that clauses (B) and (C) of footnote 2 to your registration statement fee table appear to fall outside the scope of Securities Act Rule 416. Please revise to track the language of Rule 416.

The Company has revised footnote 2 of the fee table to track Rule 416 in response to the Staff’s Comment.

Selling Stockholder, 6

2.

Please demonstrate your eligibility to omit the identities of the selling security holders in this prospectus in reliance on Rule 430B. From your current disclosure, it is not clear whether the initial offering transactions in which the selling security holders purchased the securities were completed, or that the securities have been issued and are outstanding.

In this regard, please revise to describe more specifically the initial offering transaction or transaction in which the securities were sold to the selling security holders. Refer to Rule 430B(b)(2).

The Company has revised the disclosure on pages 6 in response to the Staff’s Comment to clarify the completion of the initial offering transactions and that the securities have been issued and outstanding. The Company has revised the disclosure to include the class of the persons that would be selling shareholders, the names of the incentive plans pursuant to which securities of the Company which are being registered for resale have been issued (the “Plans”) and the aggregate amount of shares being registered which reflects the number of shares of common stock issued under the Plans and held by officers and directors as of August 31, 2012 under each Plan.

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Please contact the undersigned at (212) 735-3416 should you require further information or have any questions.

Very truly yours,

/s/ Andrea L. Nicolas
Andrea L. Nicolas

Enclosures

cc:	Eamonn P. Hobbs, Chief Executive Officer, Delcath Systems, Inc.

Peter J. Graham, Executive Vice President, General Counsel and Global Human Resources, Delcath Systems, Inc.

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